||||GOLDEN
 ||||||AMERICAN                                        Section 72 Rider
|||||||LIFE INSURANCE
  |||||COMPANY

Golden American is a stock company domiciled in Delaware.
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Required  Distribution  of Proceeds on Death of  Certificateowner
This Rider is required to qualify the Contract or Certificate to which it is attached as an annuity Contract or Certificate under Section 72 of the Internal Revenue Code of 1986, as amended (the "Code"). Where the terms of this Rider are in conflict with the terms of the Contract or Certificate, the Rider will control. Golden American Life Insurance Company reserves the right to amend or administer the
Contract, Certificate and Rider as necessary to comply with applicable tax requirements. This Rider and the Contract or Certificate should be construed so that they comply with applicable tax requirements.

Death  of  Certificateowner  On  Or  After  Annuity  Commencement  Date
IF ANY CERTIFICATEOWNER DIES ON OR AFTER the Annuity Commencement Date but prior to the time the entire interest in the Certificate has been distributed, the remaining portion will be distributed at least as rapidly as under the method of distribution being used as of the date of the Certificateowner's death.

Death  of   Certificateowner   Prior  to  Annuity   Commencement   Date
IF ANY CERTIFICATEOWNER DIE PRIOR TO the Annuity Commencement Date, the entire interest in the Certificate will be distributed within five years of the Certificateowner's death. However, this distribution requirement will be considered satisfied as to any portion of the Certificateowner's interest in the Certificate which is payable to or for the benefit of a Designated Beneficiary and which will be distributed over the life of such Designated Beneficiary or over a period not extending beyond the life expectancy of that Designated
Beneficiary, provided such distributions begin within one year of the Certificateowner's death. If the Designated Beneficiary is the surviving spouse of the decedent, the Certificate may be continued in the name of the spouse as Certificateowner and these distribution rules are applied by treating the spouse as the Certificateowner. However, on the death of the surviving spouse, this provision regarding spouses may not be used again. If any Certificateowner is not an individual, the death or change (where permitted) of the Annuitant will be treated as the death of an Certificateowner. The Designated Beneficiary is the person entitled to ownership rights under the Certificate. Thus, where no death benefit has become payable, the Designated Beneficiary, for the purposes of applying this Rider, will be the Certificateowner(s). Where a death benefit has become payable, the Designated Beneficiary, for the purposes of applying this Rider, is the person(s) entitled to the death benefit, generally the Beneficiary or surviving Certificateowners, as appropriate. Upon the death of any Certificateowner, the Designated Beneficiary will become the Certificateowner and, if an individual, will become the Annuitant. * * * A Certificateowner may notify Golden American as to the manner of payment under this Rider. If such Certificateowner has not so notified Golden American prior to his or her death, the Designated Beneficiary under the Certificate may so notify Golden American.

                                    GOLDEN AMERICAN LIFE INSURANCE COMPANY




President: /s/Keith Gubbay           Secretary: /s/Paula Cludray-Engelke



GA-RA-1002-12/94